BioDrain Medical, Inc.

2915 Commers Drive, Suite

Eagan, Minnesota 55121

651.389.4806 phone

651.389.4807 fax

www.biodrainmedical.com

February 4, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	BioDrain Medical, Inc. Registration Statement on Form S-1
Amendment No. 2 Filed November 5, 2012
File No. 333-179145

Dear Mr. Mancuso:

This letter responds on behalf of BioDrain Medical, Inc. (the “Company”) to your comment letter addressed to Joshua Kornberg dated November 20, 2012 with respect to the filing listed above. Included below are your comments and the corresponding responses of the Company:

1.	Please respond to our comments 1 through 4 from our letter dated February 16, 2012. [Note: We have repeated comments 1 through 4 from that previous comment letter as comments 1.1 through 1.4 below.]

Prospectus Summary, page 1

1.1	Please disclose prominently in your prospectus summary the substantial doubt about your ability to continue as a going concern as mentioned in the notes to your financial statements.

Under “Prospectus Summary – Risks Affecting Our Business” on page 1 of the prospectus, we have added a disclosure about the going concern qualification expressed by our auditors. [Note: This must be added.]

Selling Security Holders, page 32

1.2	Generally it is inconsistent with Section 5 of the Securities Act to register securities for resale before the completion of the unregistered issuance of those securities. In this regard, it appears that you have not received the consideration for the securities that represent payment for attendance at future board meetings. Also, it appears that the conditions that would cause the issuance of the “Additional Bonus” and that would give the investor the ability to enforce rights to the pledged shares have not occurred. Please remove these shares from the registration statement or provide us a complete analysis demonstrating that it is appropriate to register the shares for resale at this time. The analysis that you provide in response to this comment should cite with specificity and analyze the relevant authority and guidance.

This comment, expressed in February 2012, is no longer applicable. As described on the cover page of Amendment No. 3, consistent with Rule 415(a)(1), all of the shares being registered now consist of (i) outstanding shares held by the selling shareholders, (ii) shares issuable upon conversion of outstanding debt securities or (iii) shares issuable upon conversion of outstanding warrants.

1.3	We note the statement in your Form 8-K filed December 27, 2011 that you issued 1,500,000 shares on December 22, 2011. Please tell us why the difference between the number of outstanding shares on November 1, 2011 as reported on the facing page of your most recent Form 10-Q and January 24, 2012 as disclosed on page 51 of this S-1 is significantly less than 1,500,000 shares.

The incorrectly stated number of outstanding shares was an error on my part. I inadvertently used the prior CFO’s spreadsheet that had an aggregate 28,216,986 shares outstanding. Had I reviewed the final September 30, 2011 10-Q stating the outstanding shares on November 1, 2011; I would have noticed that there were shares issued subsequent to the end of September that were not included on the spreadsheet. The correct total of outstanding shares as of November 1, 2011 was 30,427,328 shares. The appropriate number of Outstanding shares per the S-1 filed on January 24, 2012 is 32,073,995 shares including the 1,500,000 shares issued on December 22, 2011.

1.4	From Section 4.03 of exhibit 10.29, we note that the selling stockholder participated in designating the individual who will oversee your program that uses a portion of the proceeds from the selling stockholder to promote the market for your securities, including the securities offered by the selling stockholder. Please provide us a detailed analysis supporting your conclusions regarding whether the selling stockholder is an underwriter of the offering registered on this Form S-1. If the selling stockholder is an underwriter and you are not eligible to use Form S-3, please disclose on the prospectus cover and in your “Plan of Distribution” the fixed price at which the securities will be sold throughout the duration of the offering.

The staff’s comment relates to the shares issued to Dr. Samuel Herschkowitz pursuant to the Note Purchase Agreement with Dr. Herschkowitz dated December 20, 2011 included as Exhibit 10.29 (amended and restated agreement executed on March 28, 2012 and included as Exhibit 10.30). The company believes that the offering by Dr. Herschkowitz of these shares on this Form S-1 should properly be regarded as a secondary offering, not a primary offering for the reasons set forth below, and that Dr. Herschkowitz is not, nor should he be deemed to be, a statutory underwriter selling on behalf of the company in respect of such offering.

Dr. Herschkowitz has never been an officer or director of the company, and he did not ever control the promotion of the market for the company’s common stock. Section 4.03 of the Note Purchase Agreement. Section 4.03 was never observed by the parties; in fact, the $20,000 in proceeds was never used for the promotional materials described in that section, and the company did not comply with the budget process described in Section 4.03. In other words, despite the language of this provision, Dr. Herschkowitz did not oversee a program that used a portion of the proceeds from the selling stockholder to promote the company’s securities, including Dr. Herschkowitz’s shares that are intended to be offered pursuant to this Form S-1.

More generally, Dr. Herschkowitz was not an underwriter under the analysis set forth in the Compliance and Disclosure Interpretations, Securities Act Rules, paragraph 612.09. In making this determination, we considered the following factors: (i) the length of time that Dr. Herschkowitz has held his shares of common stock of the company, (ii) the circumstances surrounding the acquisition by Dr. Herschkowitz of his shares of common stock of the company, (iii) the relationship between Dr. Herschkowitz and the company, (iv) Dr. Herschkowitz is not in the business of underwriting securities, (v) the amount of shares being registered, and (vi) there was no indication in the agreement or otherwise that Dr. Herschkowitz was in any way acting as a conduit for the company. Most important, these shares were issued to Dr. Herschkowitz as an incentive to make a loan to the company that involved a substantial amount of risk, and he has now held many of the shares to be registered for a year or more.

Therefore, Dr. Herschkowitz is not acting as an underwriter for a distribution “by or on behalf of the company,” and the registration is not subject to the restrictions of Rule 415(a)(4). The offering should be allowed to proceed as an “at the market” offering on behalf of selling shareholders under Rule 415(a)(1)(i), (iii) and (iv) without compliance with the restrictions of Rule 415(a)(4).

Prospectus Cover Page

2.	It does not appear that your shares are quoted on the OTC Bulletin Board as you state on the cover page to your prospectus. Given the lack of an established market for your shares, please disclose the fixed price at which the shares will be sold. We will not object if you disclose that the shares will be sold at the disclosed fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

The company’s shares are quoted on the OTCQB. This is now disclosed on the cover page of the prospectus. This market represents an established market for the shares, and we understand that the staff concurs with this position. Therefore, the sale of the shares need not be at a fixed price.

3.	On your prospectus cover page, please identify the selling stockholders as underwriters. It is insufficient to state merely that they “may be deemed to be underwriters” as you currently do on page 45.

Under “Plan of Distribution” on pages 45 and 46, we have included customary language to the effect that the selling shareholders participating in the distribution of the shares of common stock and any broker-dealer participating in such distribution will be deemed to be “underwriters”. We have also revised the cover page of the prospectus to include this language.

However, as discussed in the response to Comment 1.4 above, we do not believe Dr. Herschkowitz is acting as an underwriter in connection with this offering. Further, the company does not believe the other selling shareholders are acting as underwriters. Therefore, the company does not believe it is appropriate to identify the selling shareholders as underwriters.

Undertakings, page 56

4.	Please provide all undertakings required by Regulation S-K Item 512, including those required by Item 512(a).

In Item 17, starting on page 45, we have provided the undertakings required by Item 512(a).

Exhibit 5.1

5.	The last two paragraphs of this opinion do not accurately reflect where counsel is named in your prospectus. Please file a revised opinion.

Exhibit 5.1 has been revised to reflect where counsel is named in the prospectus.

* * * * *

Thank you for your consideration. If you have any questions or further comments about these responses, please contact the undersigned at (651) 389-4806. Otherwise, please confirm that the staff has no further comments, at which time we will submit an acceleration request, along with a written statement as set forth on page 2 of your letter dated November 20, 2012.

Sincerely,

Bob Myers

Chief Financial Officer

cc: Martin Rosenbaum, Maslon Edelman Borman & Brand LLP